Exhibit 99.8
Société anonyme incorporated in Gabon with a Board of Directors and share capital of $76,500,000
Headquarters: Boulevard Hourq, Port-Gentil, BP 525, Gabonese Republic
www.total-gabon.com
Registered in Port-Gentil: 2000 B 00011
PRESS RELEASE
FIRST-QUARTER 2009 FINANCIAL RESULTS
Port-Gentil — May 14, 2009
Main Financial Indicators

					Q1 09
					vs.
			Q1 09	Q1 08	Q1 08

Average Brent price	$	/b	44.5	96.7	-54%
Average Total Gabon crude price	$	/b	40.0	89.9	-56%
Crude oil production from fields operated by Total Gabon	kb/d		72.6	75.6	-4%
Crude oil production from Total Gabon interests[1]	kb/d		59.2	59.1	—
Sales	$	M	225	398	-44%
Funds generated from operations	$	M	100	152	-34%
Capital expenditure	$	M	49	110	-55%
Net income	$	M	20	111	-82%

[1]	Including the oil tax reverting to the Republic as per the profit sharing contracts.

First-Quarter 2009 Highlights
NEW EXECUTIVE VICE PRESIDENT APPOINTED
Effective January 1, 2009, Théodore Iyézé was appointed Executive Vice President, succeeding Lambert Ona-Ovono, who retired after thirty-seven years with the company.
BOARD OF DIRECTORS MEETING ON MARCH 20, 2009
Chaired by Jacques Marraud des Grottes, the Board of Directors met on March 20, 2009 and approved the final accounts for the year ending December 31, 2008. The Board decided to recommend that shareholders approve the payment of a 2008 dividend of $22.50 per share at the Annual Shareholders Meeting scheduled for June 5.
BRENT PRICE AND EURO/DOLLAR EXCHANGE RATE
Brent averaged $44.5 per barrel in the first quarter of 2009, down 54% from the prior-year period and 20% from fourth-quarter 2008. The euro/dollar exchange rate averaged $1.30 per euro in the first quarter, versus $1.50 in the prior-year period and $1.32 in fourth-quarter 2008.
OPERATED ACTIVITIES
Acreage and Exploration
•	Acreage: Mbinda Exploration License Relinquished

Appraisal of the residual potential of the 553-square-kilometre Mbinda license revealed that there was nothing to warrant continuing exploration. The acreage was relinquished when the license expired on January 10, 2009. All contractual work commitments had been met. As a result, Total Gabon’s exploration acreage has decreased to 11,185 square kilometres from 11,739 square kilometres.

•	Aloumbé License: Aloumbé Deep Exploration Well Abandoned

Completed on November 13, 2008, the Aloumbé Deep exploration well (ALP 1) encountered tight sands gas reservoirs, as expected. The main purpose of the well was to assess the productivity of those tight sands, high-pressure reservoir. Tests and stimulation performed in March 2009 produced very low flow rates and the decision was made to abandon the well. An assessment of all results is ongoing.

•	Diaba License: An Additional 1,215 kilometres of 2D Seismic

An additional 1,215 kilometres of 2D seismic was shot in April 2009.
Anguille Field Redevelopment
After being interrupted in December 2008 when the contract for the well stimulation boat expired, fracturing operations for wells drilled in 2008 resumed in April after a new agreement was signed. The work programme calls for six stimulation operations to be performed, one of which is optional.
Work to expand the capacity of existing facilities continued: a 12-inch pipeline was laid between platforms AGM 15 and AGM PFC to carry production from the new wells. Pipe laying was completed on March 8.
Basic engineering for the new AGM N1 and N2 wellhead platforms is nearing completion. The call for tenders is being prepared.
A call for tenders was issued for long-lead equipments for these platforms (steel and cranes). The technical bids were opened on March 26 in the presence of representatives of the Gabonese government. Analysis is on going.

Other Operated Activities
Drilling of well AGM 65 on the Anguille field began on February 22, 2009, and was completed in early April.
On the Torpille field, geosciences studies confirmed the potential of well TRM-029, whose main objective is to appraise the southern area of the field. Drilling of the well began in early May.
Health, Safety and Environment
On March 9, Total Gabon obtained ISO 14001 environmental certification for all of its exploration and production activities.
NON-OPERATED ACTIVITIES
Shell Gabon-operated Rabi-Kounga Field
Rabi-Kounga’s facilities were shut down from March 21 to 25, 2009, because of a technical problem. Production resumed gradually from March 25, 2009.
Maurel & Prom-operated Onal Field
The Maurel & Prom-operated Onal field has been tied into the Total-operated Coucal facility to export production to the Cap Lopez terminal. First oil was in early March, with an initial forecast of 10,000 barrels per day.
First-Quarter 2009 Results
Selling Price
The selling price of the Mandji and Rabi Light crude oil grades marketed by Total Gabon averaged $40.0 per barrel in the first quarter of 2009, down 56% from $89.9 a year earlier, in line with Brent price trends over the period.
Production
Total Gabon’s equity share of operated and non-operated oil produced1 averaged 59,200 barrels per day during the quarter, compared with 59,100 barrels in first-quarter 2008. This stability can be attributed to:
•	A 7% decrease resulting from naturally declining output from certain fields, which was partly offset by optimizing existing wells and bringing on stream new wells.

•	A 7% increase related to less scheduled and unscheduled shutdowns in the first quarter compared to the prior-year period, for both operated and non-operated (Shell Gabon-operated Rabi-Kounga) productions.

[1]	Including the oil tax reverting to the Republic as per the profit sharing contracts.
Sales
First-quarter sales declined 44% to $225 million from $398 million in the prior-year period, mainly due to lower average selling prices but higher volumes of oil sold.
Net Income
First-quarter net income slid 82% to $20 million from $111 million in the prior-year period, primarily due to lower selling prices, negative impact of crude oil inventories variations and higher depreciation and amortization related to Anguille field redevelopment.
Capital Expenditure
Capital expenditure stood at $49 million in first-quarter 2009, down from $110 million in the first three months of 2008. The decrease is due to a reduction in work, mainly with regard to redevelopment of the Anguille field.

Funds Generated from Operations
In light of the above, funds generated from operations amounted to $100 million on March 31, meaning the decrease was held to 34% from the figure of $152 million on the same date in 2008.
Cost Reduction Plan
The Brent oil price remained low in the first quarter. Total Gabon has responded by implementing an operating expenditure reduction plan, while keeping its commitment to safety and the environment. The plan calls for full-year savings of around $45 million, representing a decrease in operating expenditure of roughly 15% compared to the budget submitted to the Board of Directors in December 2008.
The capital expenditure program has also been reviewed and optimized, in particular to benefit from lower oil services costs. Total Gabon has set a reduction target in excess of $100 million for 2009, amounting to around 25% of the budget submitted to the Board of Directors in December 2008.

Media Contacts:	Phénélope Sémavoine	+ 33 (0) 1 47 44 76 29
	Kevin Church	+ 33 (0) 1 47 44 70 62